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SEC FILE NUMBER
000-50988

CUSIP NUMBER
928566-10-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
VNUS Medical Technologies, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

5799 Fontanoso Way

Address of Principal Executive Office (Street and Number)
San Jose, California 95138

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 2006 by the March 16, 2007 deadline because of additional time required to complete the preparation of the annual consolidated financial statements and management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2006. The Company continues its efforts to complete its annual consolidated financial statements and management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2006 and intends to file its Annual Report on Form 10-K on or before April 2, 2007.

The Company believes that there exists a material weakness in its internal control over financial reporting as of December 31, 2006 in that the Company did not maintain effective controls over the completeness and accuracy of accrued liabilities and operating expenses. Specifically, the Company failed to maintain effective controls over the accrual of vendor invoices received subsequent to December 31, 2006 that were related to 2006 operating expenses to ensure that all liabilities were accrued in accordance with generally accepted accounting principles. This material weakness resulted in audit adjustments to the Company's 2006 annual consolidated financial statements. Additionally, this material weakness could result in a material misstatement of accrual and related operating expenses that would result in a material misstatement of the Company's annual or interim consolidated financial statements that would not be prevented or detected.

As a result of the identification of the above material weakness, the Company expects to conclude that its internal control over financial reporting was not effective as of December 31, 2006 in management's report on internal control over financial reporting to be included in its Form 10-K. Also, as a result of the identification of the material weakness in its internal control over financial reporting described above, the report of the Company’s independent registered public accounting firm is expected to contain an adverse opinion with respect to the effectiveness of its internal control over financial reporting as of December 31, 2006.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Since management has not completed the preparation of its annual consolidated financial statements or its evaluation of internal control over financial reporting, there can be no assurance that additional control deficiencies will not be identified that could be material weaknesses. Additionally, information regarding management's plan for remediation of the aforementioned material weakness will be disclosed in the Company’s management's report on internal control over financial reporting to be included in its Annual Report on Form 10-K.

On February 8, 2007, the Company issued a press release reporting its results for the three and twelve months ended December 31, 2006, a copy of which was furnished with a report on Form 8-K on February 8, 2007. The material weakness referenced above is expected to result in an adjustment to the Company’s fiscal 2006 annual consolidated financial statements of approximately $500,000. The effect of this adjustment on the consolidated statement of operations is expected to increase expenses and net loss by approximately $440,000, or $0.02 per share and $0.03 per share, from $0.11 per share and $0.45 per share to $0.13 per share and $0.48 per share, for the three and twelve months ended December 31, 2006, respectively. The balance of the adjustment will affect the consolidated balance sheet. Until completion of the evaluation of the effectiveness of its internal control over financial reporting and filing of the Form 10-K, the Company cannot be certain that these reported results will not change further.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Timothy A. Marcotte	(408)	360-7200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended December 31, 2006, to be reported in the Annual Report on Form 10-K, will reflect significant changes from the prior fiscal year, unrelated to the causes for the delay described in Part III. In particular, the Company reported a net profit of approximately $5.4 million for the year ended December 31, 2005, and expects to report a net loss of approximately $7.3 million for the year ended December 31, 2006. Net revenue increased from approximately $49.2 million for the year ended December 31, 2005 to approximately $51.7 million for the year ended December 31, 2006.

VNUS Medical Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ Timothy A. Marcotte